

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2018

Alison Davidson
Interim Chief Financial Officer
Remark Holdings, Inc..
3960 Howard Hughes Parkway, Suite 900
Las Vegas, NV 89169

> **Re: Remark Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed April 2, 2018**
> **File No. 001-33720**

Dear Ms. Davidson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Telecommunications